FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For November 6, 2009

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Interim management statement

The Royal Bank of Scotland Group third quarter operating loss of £1,525 million, down from £3,533 million in the second quarter

Core business operating profit of £1,193 million

Operating performance benefited from stable NIM, good expense control and lower provisions

Good progress against the key metrics in our 5 year strategy

Key points
·
Operating loss narrowed to £1.5 billion(1) in 3Q09. Pre-impairment profit, adjusted for fair value of own debt, improved to £2.2 billion.
·
Net interest margin stabilising at 1.75%.
·
Efficiency improvements beginning to gain ground, with cost:income ratio improved to 59.1% (2Q - 66.4%).
·
Impairments remain high but fell 30% from 2Q09 and seem to be plateauing around 1H09 levels.
·
Pro forma Core Tier 1 capital ratio at 30 September 2009, adjusted for capital issuance and revised APS coverage, stood at 11.1%.
·
Key funding and liquidity ratios improving well.
·
Customer franchises resilient.
·
£45.5 billion of new lending to UK companies so far in 2009, including a 5% increase in lending to SME customers compared with the second quarter.

Note:
(1)  (Loss)/profit before tax, purchased intangibles amortisation, integration and restructuring costs, gain on redemption of own debt, strategic disposals and write-down of goodwill and other intangible assets.

Interim management statement
(continued)

Stephen Hester, Group Chief Executive, comments
:

"The release of our third quarter results today provides a timely reminder of why we are confident that we can restore RBS to standalone strength whilst serving customers well. Along the way we must also restore strong profitability and sustain a successful commercial spirit at RBS, without which value for all shareholders and a profitable exit for the UK taxpayer is not possible.

The results also show the headwinds we face and the legacy we are purposefully working out of. As I have repeatedly said, the journey will take some years.

This week marked a crucial milestone in RBS's recovery with announcement of the terms of the UK Asset Protection Scheme ("APS") participation and agreement in principle with the European Commission on state aid compensatory measures. While not all we wanted, we now have the tools to do our job. We greatly appreciate the steadfast support we have been given by the UK Government and taxpayers. We are completely concentrated on repaying that confidence and support by doing the job outlined for us above. The faster the pressures on us become similar to those on our competitors, the more likely we are to succeed - a goal which rather clearly aligns staff, customers, shareholders and UK taxpayers.

Today our results show strong and even growing customer franchises and the majority of our businesses operating without surprises in the face of enormous pressures and change. They show progress in risk reduction and improved liquidity and funding strength. They show progress in efficiency. They show the decline in net interest margin arrested. Behind these results lie intense activity throughout the Bank, tough decisions being made, investments in the future taking place and a determination to make good on the recovery targets we published in August as part of our five year plan.

However, we owe it to everyone to be realistic and transparent.  Economic recovery is likely to be slow and the pain of economic adjustment will take years to subside.  Our business will reflect these issues.  Profitability in our core businesses will recover fully only when our own actions are also complemented by more normal interest rates and bad debt experience. The excess credit exposures in our Non-Core Division will also take time to work down with losses along the way.  We further have to adjust our business and manage the changes required by the EC and will publish revised plans in that regard in February.  Finally, regulatory pressures on all banks will continue to increase the cost of doing business and require higher margins and more capital than previously.

The redesign of APS announced this week has our full support. We do not expect to draw down the contingent capital and asset insurance for our "base case", though it is currently needed to meet the FSA stress test framework. Our operating outlook and that for impairments have not deteriorated from that established in Q2. In fact there are early signs in our budgets for 2010 of improvements anticipated. As such a less powerful, more affordable and more flexible scheme, with an annual fee, makes sense. We will work hard to minimise dilution from additional B share issuance and forced disposals. We at least have time to do this.

Interim management statement
(continued)

Stephen Hester, Group Chief Executive, comments
(continued):

In general I am upbeat, though realistic. We have a tough job but we are making good progress. While not without risk of setback, economies and markets do seem to be recovering. In turn that should mean RBS can move forward from here with purpose and, in time, growing momentum."

Third quarter 2009 results summary

Current trading
The Group reported an operating loss of £1,525 million in the third quarter, compared with £3,533 million in the second quarter. Adjusting for movements in the fair value of own debt, pre-impairment operating profit improved to £2,237 million, compared with £2,090 million in the previous quarter.
Global Banking & Markets revenues, as we signalled in August, have returned to more normalised levels from the exceptionally strong conditions seen in the first and, to a lesser extent, second quarters. UK Corporate and GTS results are solid, but profitability in the UK, Ireland and US retail divisions remains subdued. The Non-Core division is now operational and is thus far meeting its run-off forecasts.  The Non-Core operating loss decreased to £2,718 million from £4,975 million in the second quarter.

Group net interest margin beat our forecasts in the quarter at 1.75%, compared with 1.70% in the second quarter and 2.05% in the third quarter of 2008. All divisions have made good progress in improving asset margins to reflect the increased cost of funding, risk and additional capital requirements, and there has been some improvement in wholesale funding markets. Deposit margins remain under pressure, however.

Funding and liquidity positions have continued to improve, and the loan:deposit ratio, gross of provisions, declined to 142.3%, compared with 144.5% at the end of the second quarter. Our liquidity pool, at £140 billion, is now close to our 2013 target of £150 billion, though its make-up will become more costly as government bonds are required to increase sharply as part of the total. Reliance on central bank funding is now down 69% from its peak, reflecting the marked improvement in short term money markets.

Net tangible equity per share increased to 59.4p at 30 September 2009, from 58.0p at 30 June, with positive movements in available for sale reserves and currency translation outweighing the attributable loss of £1.8 billion.

Efficiency
RBS's cost:income ratio improved to 59.1% in the third quarter from 66.4% in the second quarter. Adjusted for insurance claims, the cost:income ratio improved from 78.3% to 70.5%. Our efficiency programme is progressing well though this will, regrettably but inevitably, mean further job losses as we continue our restructuring to meet the changed market realities.

Interim management statement
(continued)

We are actively re-tooling our businesses for future success as part of our five year strategic plan. These actions will require some reinvestment of cost savings into increased information technology and marketing spending, but they also involve making each of our businesses better and more efficient at serving their customers.

Impairments
Although impairments remained high at £3,279 million in the quarter, third quarter trends are encouraging, notwithstanding a modest increase in default rates. Impairments and credit market write-downs remain concentrated in the Non-Core division, though Ulster Bank particularly and Citizens are still experiencing increased impairment losses, reflecting the difficult economic environments they operate in.

Capital
Our Core Tier 1 capital ratio declined to 5.5% at the end of September, reflecting in part the loss recorded in the quarter, which reduces our capital base, but just as importantly an increase of £47.4 billion in risk-weighted assets to £594.7 billion. This increase in RWAs was driven primarily by the fall in credit ratings for monolines, the effect of procyclicality in Basel II models and by foreign exchange movements. The majority of these effects occurred in the Non-Core division, which in time will be run down. Nominal assets were broadly stable at constant exchange rates.

On 3 November we announced plans to accede to the Asset Protection Scheme and to issue additional capital to HM Treasury. These measures increase the Group's pro forma Core Tier 1 ratio at 30 September to 11.1%.  The significant strengthening of our capital base will enable the Group to maintain robust capital ratios in the face of continuing high impairment levels, rising RWAs from the impact of procyclicality and increasing regulatory capital demands.

Serving our customers
Our core customer franchises have demonstrated remarkable resilience in the face of very difficult economic conditions. Except for those activities earmarked for run-off or exit, RBS has sustained its market positions and customer service measures. Customer numbers are growing or stable in all major businesses. UK Retail added 139,000 current account customers and 25,000 mortgage customers during the quarter, while Ulster Bank and Citizens have held their customer bases steady. The stability of our retail franchises helped RBS to increase customer deposits by £8.5 billion during the quarter.

In business markets, RBS lent £15.2 billion to UK SMEs and corporates in the third quarter, taking total lending to £45.5 billion in the first nine months of the year. Lending to SMEs increased to £9.7 billion in the third quarter, up 5% from the previous quarter. Demand for lending remains muted, and overdraft utilisation rates across the SME and mid-corporate segments have remained low at 44%. SME and mid-corporate customers still have access to undrawn committed facilities of more than £27 billion. The average interest rate on new lending to SMEs fell to 3.4%, compared with 7.0% in 3Q08.

Interim management statement
(continued)

Outlook
While the third quarter has shown a number of encouraging trends, we remain cautious about economic prospects as the recovery seems likely to be slow and unemployment continues to rise. Net interest margin is stabilising, but we expect competition for retail deposits to remain intense and overall NIM is expected to remain broadly stable in the next few quarters. Impairments appear to be plateauing in line with first half levels, although there may be volatility around that trend in coming quarters.

While the APS and capital issuance plans we have agreed on with the Government will take our Core Tier 1 capital ratio to well above our target of 8%, it is clear that the next two years will bring a number of further pressures, including the impact of procyclicality and increasing regulatory demands. Core business profits will take time to recover and build, especially as GBM results normalise.  Non-Core losses remain likely to drive a continuing overall loss next year.

Contacts

For analyst enquiries:

Richard O'Connor	Head of Investor Relations	+44 (0) 20 7672 1758

For media enquiries:

Neil Moorhouse	Head of Group Media Centre	+44 (0) 131 523 4414
+44 (0) 7786 690029

Analysts' conference call
Stephen Hester, Group Chief Executive, and Bruce Van Saun, Group Finance Director will be hosting an analyst and investor conference call this morning:
6 November 2009 at 9.00am
Dial in Details:
International - +44 (0) 1452 568 172
UK Free Call - 0800 694 8082

Slides
Slides accompanying this document will be available on
www.rbs.com/ir

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 06 November 2009

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ A N Taylor

Name: Title:	A N Taylor Head of Group Secretariat